UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 001-34762

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Financial Bancorp 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Financial Bancorp
255 East Fifth Street, Suite 900
Cincinnati, OH 45202

First Financial Bancorp 401(k) Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2025 and 2024

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules
Schedule H, line 4i-Schedule of Assets (Held at End of Year)	11

Exhibit Index	13

Signatures	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator
First Financial Bancorp 401(k) Savings Plan
Cincinnati, OH

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Financial Bancorp 401(k) Savings Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of First Financial Bancorp 401(k) Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2015.
Chicago, Illinois
June 25, 2026

First Financial Bancorp 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments, at fair value	$174,429,349	$142,139,645
Investments, at contract value	32,674,573	27,679,524
Total investments	207,103,922	169,819,169
Receivables:
Participant contributions	853,630	683,490
Notes receivable from participants	1,982,545	1,629,174
Net assets available for benefits	$209,940,097	$172,131,833

See accompanying Notes to Financial Statements.

First Financial Bancorp 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2025
Additions:
Investment income:
Net appreciation in fair value of investments	$18,303,655
Interest and dividends	3,910,838
Net investment income	22,214,493

Interest income on notes receivable from participants	147,057

Contributions:
Participants	15,428,355
Rollovers	15,227,232
Total contributions	30,655,587
Total additions	53,017,137

Deductions:
Benefit payments	15,084,460
Administrative expenses	124,413
Total deductions	15,208,873

Net increase	37,808,264

Net assets available for benefits beginning of year	172,131,833
Net assets available for benefits end of year	$209,940,097

See accompanying Notes to Financial Statements.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements

December 31, 2025

NOTE 1: DESCRIPTION OF THE PLAN

The following brief description of the First Financial Bancorp 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description (the Plan Document) for more information.

First Financial Bancorp. (the Plan Sponsor, the Plan Administrator, or the Company) is the sponsor and administrator of the Plan.

General. The Plan is a defined contribution plan, qualified under Section 401 of the Internal Revenue Code (the Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all associates of the Company and its affiliates. There is no age requirement to participate in the Plan. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

Participating corporations. The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of the Plan Sponsor, adopt the Plan for those associates which the Plan determines to be eligible.

Contributions. Participants may elect to make contributions to the Plan on both a before-tax and/or after-tax basis. Participant contributions may not exceed 60% of a participant's eligible annual compensation on a before-tax basis and are subject to Internal Revenue Service (IRS) limitations. Employees are automatically enrolled at a 5% deferral rate upon becoming eligible to participate in the Plan and they may elect to change or discontinue deferrals at any time. The deferral rate will automatically increase by 1% annually, until the deferral rate equals 10%, unless employee elects a different deferral rate. Employees may elect to discontinue automatic deferral rate increases at any time. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Employer contributions to the Plan are discretionary. Employer contributions, if applicable, are determined in the first quarter of the subsequent year. Participants designate where contributions are invested and employer contributions fully vest upon contribution to the Plan. No employer contributions were made to the Plan for 2025 or 2024.

Rollover contributions. On November 1, 2025, First Financial Bancorp. closed its acquisition of Westfield Bancorp, Inc. and its wholly-owned subsidiary, Westfield Bank. Eligible participants of the Westfield Bank 401(k) Plan were permitted to elect direct rollovers of their account balances into the Plan. Rollover contributions of $11,427,642 were included in the Statement of Changes in Net Assets Available for Benefits related to the Westfield acquisition.

Vesting. Participants' accounts are 100% vested at all times.

Notes receivable from participants. Participants may borrow any amount up to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the preceding 12-month period. Participant loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the date of issuance. Repayment of loans must be made at least quarterly, on an after-tax basis, in level payments of principal and interest over a time period not to exceed 5 years unless it is used for a principal residence loan, which then may not exceed 10 years.

Benefit payments. On termination of service due to death, disability, or retirement, participants receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. Prior to attaining age 59 1/2, active participants may withdraw contributions only if the participant can prove financial hardship as defined by the Plan Document. Earnings on participants' before-tax contributions are not eligible for distribution prior to termination or retirement.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

Active participants, upon or after attainment of age 59 ½, may elect an in-service, non-hardship distribution of all, or a portion of, their account balance.

Administrative and investment management expenses. Certain expenses incurred maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment-related expenses are included in net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Participant accounts. Each participant's account is credited with the participant's contributions and the Company's contributions (if applicable), as well as allocations of Plan earnings. Participant accounts are charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.

Plan termination. Although the Plan Sponsor has not expressed any intention to do so, it has the right to terminate the Plan at any time, subject to provisions set forth in ERISA. In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

Risks and uncertainties. The Plan invests in certain investments that are exposed to risk, such as changes in interest rates, market volatility and credit risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the value will occur and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of benefits. Benefit payments are recorded when paid.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual realized amounts could differ materially from those estimates.

Valuation of investments and income recognition. Investments held by the Plan are stated at fair value with the exception of the investment contract which is reported at contract value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value is the relevant measure for the Plan's fully benefit-responsive investment contract because it is the amount the Plan participants generally receive when executing transactions under the terms of the contract and Plan provisions. Security transactions are recorded on the trade date, interest income is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments held during the year. See Note 3 - Fair Value Measurements for further discussion and disclosures related to fair value measurements and Note 4 - Fixed Income Guaranteed Option for further discussion related to investments at contract value.

Notes receivable from participants. Notes receivable from participants represent participant loans that are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses when incurred.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

NOTE 3: FAIR VALUE MEASUREMENTS

The fair value framework as disclosed in the Fair Value Measurements and Disclosure Topic of FASB ASC Topic 820, (Fair Value Topic) includes a hierarchy which focuses on prioritizing the inputs used in valuation techniques.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), a lower priority to observable inputs other than quoted prices in active markets for identical assets and liabilities (Level 2) and the lowest priority to unobservable inputs (Level 3).  When determining the fair value measurements for assets and liabilities, the Company looks to active markets to price identical assets or liabilities whenever possible and classifies such items in Level 1.  When identical assets and liabilities are not traded in active markets, the Company looks to observable market data for similar assets and liabilities and classifies such items as Level 2.  Certain assets and liabilities are not actively traded in observable markets and the Company must use alternative techniques, based on unobservable inputs, to determine the fair value and classifies such items as Level 3. The level within the fair value hierarchy is based on the lowest level of input that is significant in the fair value measurement.
The following methods, assumptions and valuation techniques were used by the Company to measure different financial assets and liabilities at fair value and in estimating its fair value disclosures for financial instruments.
Equity securities - common stock. Investments valued at the closing price reported on the active market on which the individual securities are traded (Level 1).
Mutual funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission and are valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded (Level 1).
Pooled Separate Accounts. The fair values of participation units held in pooled separate accounts are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices. The pooled separate accounts are restricted to one redemption per 30-day period.
The Company utilizes values provided by third-party pricing vendors to price investment securities in accordance with the fair value hierarchy and reviews the pricing methodologies utilized by the pricing vendors to ensure that the fair value determination is consistent with the applicable accounting guidance.  The Company’s pricing process includes a series of quality assurance activities where prices are compared to recent market conditions, historical prices and other independent pricing services.  Further, the Company periodically validates the fair values of a sample of securities in the portfolio by comparing the fair values to prices from other independent sources for the same or similar securities.  The Company analyzes unusual or significant variances, conducts additional research with the pricing vendor, and if necessary, takes appropriate action based on its findings.  The results of the quality assurance process are incorporated into the selection of pricing providers by the portfolio manager.
Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The Plan's unclassified investments consist of pooled separate accounts. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value as presented in the Statement of Net Assets Available for Benefits.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

The following tables, by level within the fair value hierarchy, reflect the Plan's assets at fair value as of December 31, 2025 and December 31, 2024, respectively.

	Assets at Fair Value as of December 31, 2025

	Level 1	Level 2	Level 3	Total
First Financial Bancorp common stock	$8,549,934	$—	$—	$8,549,934
Mutual funds	92,314,440	—	—	92,314,440
Total assets in fair value hierarchy	100,864,374	—	—	100,864,374
Pooled separate accounts	—	—	—	73,564,975
Investments at fair value	$100,864,374	$—	$—	$174,429,349

	Assets at Fair Value as of December 31, 2024

	Level 1	Level 2	Level 3	Total
First Financial Bancorp common stock	$9,995,778	$—	$—	$9,995,778
Mutual funds	72,395,774	—	—	72,395,774
Total assets in fair value hierarchy	82,391,552	—	—	82,391,552
Pooled separate accounts	—	—	—	59,748,093
Investments at fair value	$82,391,552	$—	$—	$142,139,645

`

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

NOTE 4: FIXED INCOME GUARANTEED OPTION

The Plan has a fully benefit-responsive guaranteed investment contract (GIC) with Principal Life Insurance Company. Principal Life Insurance Company maintains the contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no events in which the issuer can terminate the GIC with the Plan and settle at an amount different from contract value.
The GIC is included in the financial statements at contract value which approximates fair value. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC has a surrender charge of 5% that may be charged if the Plan terminates its interest in the GIC.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan Document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The guaranteed minimum interest rate is based on a formula agreed upon with the issuer, but it may not be greater than 3% or less than 1%. Such interest rates are reviewed on a semi-annual basis for resetting.
NOTE 5: INCOME TAX STATUS

The IRS issued an opinion letter dated June 30, 2020 indicating that the prototype adopted by the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. In accordance with Revenue Procedures 2017-41, the Plan Administrator has determined that it is eligible, and has chosen, to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Although the Plan has been amended from the original prototype document, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2025 and 2024, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2022.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

NOTE 6: TRANSACTIONS WITH PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied.

Principal Trust Company ("Principal" or "Trustee") is considered a party-in-interest as defined by ERISA as a result of being the trustee, recordkeeper and custodian of the Plan. The Plan holds units in various pooled separate accounts and a guaranteed investment contract issued by Principal Life Insurance Company. The Plan incurred administrative and trustee/custodian expenses of $124,413 to Principal for the period ended December 31, 2025. Certain other administrative and service fees are paid by the Plan Sponsor. The Plan is not charged for administrative services performed on its behalf by the Plan Sponsor.

Participants may continue to hold existing investments in First Financial Bancorp common stock (FFBC), but may not make any additional investments in Company stock through future contributions or investment allocation changes. These transactions qualify as party-in-interest transactions; however they are exempt from the prohibited transactions rules under ERISA. The Plan received $355,188 in common stock dividends from the Plan Sponsor during 2025. As of December 31, 2025, the Plan held 341,724 shares of the Company's common stock with a fair value of $8,549,934. During 2025, 32,384 shares of FFBC stock were purchased for a total of $829,886 and 62,526 shares were sold with proceeds of $1,617,651. As of December 31, 2024, the Plan held 371,867 shares of the Company's common stock with a fair value of $9,995,778.

Notes receivable from participants also reflect party-in-interest transactions.

NOTE 7: SUBSEQUENT EVENT

On January 1, 2026, the Company completed its acquisition of BankFinancial Corporation (the merger). In connection with the merger, any participants in the BankFinancial and Subsidiaries Assoc. Investment Plan had the option of rolling their existing balances as of the date of the merger into the Plan. As a result of the merger, $12,344,936 (unaudited) was rolled over into the Plan from the BankFinancial and Subsidiaries Assoc. Investment Plan. All participant investments in BankFinancial Corporation common stock within the BankFinancial and Subsidiaries Assoc. Investment Plan were converted into First Financial Bancorp common stock.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024 to the Form 5500:

	December 31,	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$209,940,097	$172,131,833
Less: Employee contributions receivable	853,630	683,490
Net assets available for benefits per the Form 5500	$209,086,467	$171,448,343

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2025
Net increase in net assets available for benefits per the financial statements	$37,808,264
Change in employee contributions receivable	(170,140)
Net income per the Form 5500	$37,638,124

Supplemental Schedule
First Financial Bancorp 401(k) Savings Plan

EIN: 31-1042001

Plan: 002
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2025

	Description of	Current
Identity of Issuer	Investment	Value**

Common stock
First Financial Bancorp*	Common stock	$8,549,934

Mutual funds
Alliance Bernstein	Global Bond Z Fund	101,560
The American Funds	Europacific Growth Fund	1,380,693
The American Funds	New World Fund Inc.	1,170,976
Fidelity Investments	Inflation Protected Bond Index Fund	1,064,634
Fidelity Investments	Total International Index Fund	3,156,868
Fidelity Investments	US Bond Index	15,926,990
Fidelity Investments	500 Index Fund	29,150,455
MFS Investment Management	Value Fund	16,777,392
PGIM Investments	High Yield Fund	15,167,659
PGIM Investments	Total Return Bond Fund	984,236
T. Rowe Price Funds	US Small-Cap Growth Equity Fund	7,432,977
Total mutual funds		92,314,440

Pooled separate accounts
Principal Life Insurance Company*	Real Estate Securities Separate Account-Z	637,562
Principal Life Insurance Company*	Lifetime Strategic Income Separate Account-Z	72,142
Principal Life Insurance Company*	2015 Separate Account-Z	913
Principal Life Insurance Company*	2020 Separate Account-Z	21,852
Principal Life Insurance Company*	2025 Separate Account-Z	138,332
Principal Life Insurance Company*	2030 Separate Account-Z	2,601,263
Principal Life Insurance Company*	2035 Separate Account-Z	1,704,195
Principal Life Insurance Company*	2040 Separate Account-Z	1,585,811
Principal Life Insurance Company*	2045 Separate Account-Z	608,854
Principal Life Insurance Company*	2050 Separate Account-Z	1,037,935
Principal Life Insurance Company*	2055 Separate Account-Z	1,362,484
Principal Life Insurance Company*	2060 Separate Account-Z	743,676
Principal Life Insurance Company*	2065 Separate Account-Z	545,645
Principal Life Insurance Company*	2070 Separate Account-Z	237,957
Principal Life Insurance Company*	Blue Chip Separate Account-Z	19,873,125
Principal Life Insurance Company*	MidCap S&P 400 Index Separate Account-Z	10,377,696
Principal Life Insurance Company*	SmallCap S&P 600 Index Separate Account-Z	2,450,624
(Continued)

	Description of	Current
Identity of Issuer	Investment	Value**

Principal Life Insurance Company*	SmallCap Value II Separate Account-Z	7,464,626
Principal Life Insurance Company*	Overseas Separate Account-Z	22,100,283
Total pooled separate accounts		73,564,975

Investment contract-at contract value
Principal Life Insurance Company*	Fixed Income Guaranteed Option	32,674,573

Total investments		207,103,922

Participant loans*	Principal loan amount, interest rates of 4.25% - 9.50% with varied maturities through March 2035	1,982,545

Total assets (held at end of year)		$209,086,467

* Represents a party-in-interest to the Plan
** Cost information is not required for participant-directed investments, and therefore, is not included

See Report of Independent Registered Public Accounting Firm

Exhibit Index

Exhibit 23        Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP
401(k) SAVINGS PLAN

Date: June 25, 2026	By:	/s/ Mary Sue Findley
Mary Sue Findley
Senior Vice President and Chief Human Resources Officer

/s/ James M. Anderson
James M. Anderson
Executive Vice President and Chief Financial Officer